August 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (617) 969-5730

John G. Murray
President, Chief Operating Officer and
 Secretary
Hospitality Properties Trust
400 Centre Street
Newton, Massachusetts 02458

> **Re: Hospitality Properties Trust**
> **Definitive 14A**
> **Filed April 13, 2007**
> **File No. 001-11527**

Dear Mr. Murray:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

John G. Murray
Hospitality Properties Trust
August 21, 2007
Page 2

Board Committees, page 12

1.	We note your discussion of the compensation committee and your reference in this section to information on its processes and procedures in the Compensation Discussion and Analysis. Please revise to provide separately a description of the compensation committee's processes and procedures required by Item 407(e)(3) of Regulation S-K. Refer to the text of the Securities Act Release 33-8732A, marked by footnote 493.

Compensation Discussion and Analysis, page 16

2.	We note that you adopted your Incentive Share Award Plan to foster a continuing identity of interest between management and your shareholders and to provide incentive equity awards to your executive officers and others who perform services for you. Please revise your disclosure to describe what the plan is designed to reward. In addition, please expand your discussion of the factors that the compensation committee considers in determining incentive share awards to discuss and analyze the listed factors as they apply to your executive officers.

3.	We note your compensation committee discusses the recommendations of the chair in conjunction with comparative compensation data as well as any other information it deems relevant and determines the amount of the share awards. Please expand your disclosure to describe what you mean by comparative compensation data and identify the component companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please describe the type of "other information" that the committee may deem relevant.

Summary Compensation Table for 2006, page 17

4.	We note the stock awards made to your executive officers. Please clarify whether you have included the aggregate grant date fair value computed in accordance with FAS 123R and include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Related Person Transactions and Company Review of Such Transactions, page 22

5.	We note that you have adopted written governance guidelines that address the consideration and approval of any related person transactions. Please expand your disclosure to provide additional information describing your policies and procedures, including any standards to be applied pursuant to the guidelines. Refer to Item 404(b)(1) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor